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07025809

RECEIVED
2007 AUG -8

File No. 82-34816
August 1, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- FRASH REPORT Consolidated Financial Statements 3 Month Ended June 30, 2007 (Dated July 27, 2007)

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

Dw 8/9

July 27, 2007

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

3 Months Ended June 30, 2007

Name of the Company :	SEGA SAMMY HOLDINGS INC.
Code number :	6460 (URL http://www.segasammy.co.jp)
Representative:	Hajime Satomi Chairman of the Board and Chief Executive Officer
Any inquiry to :	Shunichi Shimizu General Manager, Accounting Department Shiodome Sumitomo Building 21F, 1-9-2 Higashi Shimbashi, Minato-ku, Tokyo Tel (03) 6215-9955

(Amounts below one million yen are rounded down)

1. Consolidated Operating Results for the 3 Months Ended June 30, 2007

(1) RESULTS OF CONSOLIDATED OPERATIONS

(Percentage for net sales, operating income and net income represent change from the prior period)

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For 3 months ended June 30, 2007	95,421	11.4	(2,433)	—	(5,087)	—
For 3 months ended June 30, 2006	85,620	(14.8)	2,796	(84.1)	779	(92.7)
For Year ended March 31, 2007	528,238		76,530		43,456	

	Net income per share	Net income per share (Diluted)
	Yen	Yen
For 3 months ended June 30, 2007	(20.19)	—
For 3 months ended June 30, 2006	3.09	3.07
For Year ended March 31, 2007	172.47	172.35

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	526,055	342,766	61.4	1,281.36
June 30, 2006	475,192	327,612	64.8	1,222.84
March 31,2007	549,940	358,858	61.5	1,341.80

2. Projection for Consolidated Results for Fiscal Year 2007(April 1, 2007 – March 31, 2008)

No changes have been made to the interim and full-year forecasts announced on May 11, 2007.

3. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: No

(2) Adoption of the simplified method of accounting: Yes

(3) Changes to accounting policies in the most-recent consolidated fiscal year: No

Note: For more details, refer to "[Operating Results and Financial Position] 3. Other" (page 2)

[Operating Results and Financial Position]

1. Consolidated Operating Results

In the pachinko pachislot machine business, a total of 126 thousand pachislot units were sold, of which Rodeo branded machine "Devil May Cry 3" contributed 41 thousand units and Ginza branded "Urusei Yatsura" contributed 26 thousand units. In pachinko, Sammy branded "CR Aladdin Destiny", which had begun sales in the prior period, sold 6 thousand units in the 1st Quarter for an accumulated total of 10 thousand units. With main pachinko products to be released in the second half, the only title introduced in the quarter was Ginza branded "Love Love Olive", and total sales in the pachinko division ended totaling 9 thousand units for the quarter.

"Sangokushi Taisen 2" and "Initial D Arcade Stage 4", which had been introduced in the prior period, continued to sell steadily, and the amusement machine sales business is tracking well.

In the amusement center operations business, same store sales were depressed, and competition continued to be intense in the kids card business. However, with positive momentum from the airing of a "Dinosaur King" TV animated series, sales ended up being strong in the kids card business. Also, the scrap and build strategy continued with 3 new amusement centers opened and 10 amusement centers closed, leaving the total at 442 amusement centers at the end of the period.

In the consumer business, where domestic and overseas sales were mostly driven by catalogue titles, results were slightly below that of the comparable period. Total copies recorded in the quarter were 1,430 thousand, with 390 thousand copies sold in Japan and Asia, 590 thousand copies in the U.S., and 450 thousand copies in Europe. With the continued push out of our global development initiatives R&D costs were above the comparable period's levels, and with major titles slated for release in the second half, many costs were recognized in advance during the 1st Quarter leading to an operating loss in the segment.

As a result of the above, consolidated net sales totaled ¥95,421 million and operating losses were ¥2,433 million. Including impairment losses in China related businesses the net loss in the period was ¥5,087 million.

2. Consolidated Financial Position

Total assets as of June 30, 2007 were ¥526,055 million, a decrease of ¥23,884 million from the previous year end. This was primarily attributable to decrease in note and accounts receivable.

Net assets were ¥342,766 million, a decrease of ¥16,091 million from the previous year end, largely due to net losses and cash dividends paid.

As a result, the equity ratio fell slightly from 61.5% at fiscal year-end in 2007 to 61.4%.

3. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: —

(2) Adoption of the simplified method of accounting:
The simplified method is applied to the computation of income taxes.

(3) Changes to accounting policies in the most-recent consolidated fiscal year: —

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND JUNE 30, 2006 AND MARCH 31, 2007

(Unit : Millions of Yen)

	Current period (As of June 30,2007)		Prior period (As of June 30,2006)		Prior year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Assets)		%		%		%
I Current Assets						
Cash and deposits	137,446		124,545		146,645	
Notes and accounts receivable - trade	57,378		42,341		83,492	
Inventories	51,101		47,351		40,117	
Others	42,194		57,066		41,918	
Total current assets	288,120	54.8	271,304	57.1	312,175	56.8
II Fixed assets						
Tangible fixed assets	115,285	21.9	87,913	18.5	111,897	20.3
Intangible fixed assets	23,629	4.5	25,226	5.3	25,267	4.6
Investments and other assets	99,019	18.8	90,749	19.1	100,600	18.3
Total fixed assets	237,935	45.2	203,888	42.9	237,765	43.2
Total assets	526,055	100.0	475,192	100.0	549,940	100.0
(Liabilities)						
I Current liabilities						
Notes and accounts payable - trade	70,997		57,842		71,414	
Short - term bank loans and current portion of long - term debt	30,104		8,060		29,244	
Redeemable bond within a year	7,925		2,000		7,925	
Others	32,855		30,566		44,437	
Total current liabilities	141,882	26.9	98,468	20.7	153,021	27.9
II Non-current liabilities						
Bonds payable	15,685		23,610		15,695	
Corporate bond with share subscription rights	—		1		—	
Long - term debt, less current portion	3,570		5,499		1,111	
Others	22,150		20,001		21,254	
Total non - current liabilities	41,406	7.9	49,111	10.4	38,060	6.9
Total liabilities	183,288	34.8	147,580	31.1	191,082	34.8

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND JUNE 30, 2006 AND MARCH 31, 2007

(Unit : Millions of Yen)

	Current period (As of June 30,2007)		Prior period (As of June 30,2006)		Prior year (As of March 31,2007)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
(Net Assets)		%		%		%
I Shareholder's equity						
Common stock	29,953		29,953		29,953	
Capital surplus	171,096		171,072		171,096	
Retained earnings	207,677		186,260		221,172	
Treasury stock	(73,670)		(73,571)		(73,656)	
Total shareholders' equity	335,056	63.7	313,714	66.0	348,565	63.3
II Accumulated gains (losses) from valuation and translation adjustments						
Unrealized gains on securities, net of taxes	2,129		10,653		4,779	
Unrealized losses on hedging derivatives, net of taxes	(10)		(50)		(17)	
Land revaluation difference, net of taxes	(7,505)		(7,505)		(7,505)	
Foreign currency translation adjustments	(6,836)		(8,692)		(7,752)	
Total accumulated losses from revaluation and translation	(12,222)	(2.3)	(5,594)	(1.2)	(10,496)	(1.9)
III Share subscription rights	635	0.1	−	−	454	0.1
IV Minority interests	19,297	3.7	19,492	4.1	20,334	3.7
Total net assets	342,766	65.2	327,612	68.9	358,858	65.2
Total liabilities and net assets	526,055	100.0	475,192	100.0	549,940	100.0

SEGA SAMMY HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR 3 MONTHS ENDED JUNE 30, 2007 AND JUNE 30, 2006 AND FOR THE YEAR ENDED MARCH 31, 2007

(Unit : Millions of Yen)

	Current period From April 1,2007 To June 30, 2007		Prior period From April 1,2006 To June 30,2006		Prior year From April 1,2006 To March 31,2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net sales	95,421	100.0	85,620	100.0	528,238	100.0
Cost of sales	69,690	73.0	59,042	69.0	325,158	61.5
Gross profit	25,731	27.0	26,577	31.0	203,079	38.5
Selling, general and administrative expenses	28,164	29.5	23,781	27.7	126,548	24.0
Operating income (losses)	(2,433)	(2.5)	2,796	3.3	76,530	14.5
Other income	2,024	2.1	1,112	1.3	13,119	2.5
Other expenses	1,909	2.0	1,098	1.3	12,232	2.3
	114	0.1	14	0.0	887	0.2
Income before income taxes and minority interests (losses)	(2,318)	(2.4)	2,810	3.3	77,417	14.7
Total income taxes	2,998	3.1	1,539	1.8	32,549	6.2
Net income before minority Interests (losses)	(5,317)	(5.5)	1,270	1.5	44,867	8.5
Minority interests (losses)	(230)	(0.2)	491	0.6	1,411	0.3
Net income (losses)	(5,087)	(5.3)	779	0.9	43,456	8.2

SEGMENT INFORMATION

Operations by product

Current period (From April 1, 2007 to June 30, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	37,910	15,239	22,849	16,026	3,395	95,421	—	95,421
(2) Inter segment	289	1,414	0	20	444	2,169	(2,169)	—
Total	38,200	16,654	22,850	16,046	3,840	97,591	(2,169)	95,421
Cost and expenses	31,589	15,983	23,656	23,292	3,991	98,514	(658)	97,855
Operating income (loss)	6,610	670	(806)	(7,245)	(151)	(923)	(1,510)	(2,433)

Prior period (From April 1, 2006 to June 30, 2006)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	21,545	17,724	25,293	16,529	4,527	85,620	—	85,620
(2) Inter segment	264	257	4	13	345	886	(866)	—
Total	21,809	17,982	25,298	16,543	4,872	86,506	(866)	85,620
Cost and expenses	19,618	13,930	23,287	20,601	5,095	82,532	291	82,824
Operating income (loss)	2,191	4,052	2,010	(4,058)	(222)	3,973	(1,177)	2,796

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	211,539	75,454	103,850	119,593	17,800	528,238	—	528,238
(2) Inter segment	2,170	4,165	9	239	1,833	8,418	(8,418)	—
Total	213,710	79,619	103,859	119,833	19,633	536,656	(8,418)	528,238
Cost and expenses	142,607	67,937	103,726	118,084	20,979	453,334	(1,627)	451,707
Operating income (loss)	71,102	11,682	132	1,748	(1,345)	83,321	(6,791)	76,530

END